EXECUTION VERSION

July 31, 2020

FSD Pharma Inc.

520 William Street

Cobourg, ON, Canada, K9A 3A5

Attn: Dr. Raza Bokhari

Chief Executive Officer and Executive Co-Chairman

Dear Dr. Bokhari:

This letter (this "Agreement") constitutes the agreement between A.G.P./Alliance Global Partners  (the "Placement Agent" or "A.G.P.") and FSD Pharma Inc., a corporation formed under the Business Corporations Act (Ontario) (the "Company"), that the Placement Agent shall serve as the placement agent for the Company, on a "reasonable best efforts" basis, in connection with the proposed placement by registered direct offering (the "Offering") of Class B Subordinate Voting Shares, no par value  (the "Class B Shares"), and warrants to purchase Class B Shares (the "Warrants" and together with the Class B Shares, the "Securities"). The Securities actually placed by the Placement Agent are referred to herein as the "Placement Agent Securities." The terms of the Offering shall be mutually agreed upon by the Company and the purchasers of the Securities (each, a "Purchaser" and collectively, the "Purchasers"), and nothing herein shall confer or be construed to confer on the Placement Agent the power or authority to bind the Company or any Purchaser, or constitute or be construed as an obligation for the Company to issue any Securities or complete the Offering.  The Company expressly acknowledges and agrees that the Placement Agent's obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Offering. Certain affiliates of the Placement Agent may participate in the Offering by purchasing some of the Placement Agent Securities. The sale of Placement Agent Securities to any Purchaser will be evidenced by a securities purchase agreement (the "Purchase Agreement") between the Company and the Purchasers, in a form reasonably acceptable to the Company and the Purchasers.  Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.  Prior to the signing of the Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company.  With respect to the Placement Agent Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Offering, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority ("FINRA") member firm among the Company's officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater shareholder of the Company.

B. Covenants of the Company. The Company covenants and agrees to continue to retain (i) a firm of independent PCAOB registered public accountants for a period of at least three (3) years after the Closing Date and (ii) a competent transfer agent with respect to the Placement Agent Securities for a period of three (3) years after the Closing Date.  Furthermore, (i) for forty-five (45) days after the Closing Date of the Offering, the Company shall not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class B Shares or Class B Share Equivalents (as defined in the Purchase Agreement) except (A) for the grant of stock options and other equity incentives in the normal course, (B) in connection with arm's length acquisitions the primary purpose of which is not the raising of capital, and (C) pursuant to the exercise of outstanding warrants and options, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities and (ii) except for offerings with the Lead Placement Agent, for six (6) months after the closing date of the Offering, the Company shall not effect or enter into an agreement to effect any issuance of Class B Shares or Class B Share Equivalents involving a Variable Rate Transaction (as defined in the Purchase Agreement); provided, however, that (a) for twenty (20) days after the Closing Date of the Offering, the Company may not offer or sell any Class B Shares pursuant to the Equity Distribution Agreement with A.G.P. dated July 10, 2020 (the "EDA"), and (b) during the period between twenty (20) days and forty-five (45) days after the Closing Date of the Offering, the Company may offer and sell Class B Shares pursuant to the EDA but only at a price per share equal to or more than US$3.62.  For thirty (30) days following the Closing Date of the Offering, the Lead Placement Agent shall have the right to sell up to US$10.0 million of Class B Shares and Warrants on the same terms and conditions as set forth in the Purchase Agreement (a "Subsequent Offering").

EXECUTION VERSION

SECTION 2.      REPRESENTATIONS OF THE PLACEMENT AGENT.  The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the United  States of America, applicable to the offers and sales of the Placement Agent Securities by the Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its jurisdiction of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Offering hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3.        COMPENSATION.

A. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or its designees a total cash fee equal to 7% of the gross proceeds from the sale of the Placement Agent Securities under the Offering (the "Cash Fee").  The Cash Fee shall be paid on the Closing Date.

B. The Company shall reimburse the Placement Agent for (i) accountable legal expenses incurred by the Placement Agent in connection with the Offering in the amount of US$100,000, and (ii) non-accountable expenses (the "NAE"), but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, travel, et. Al, and any other expenses incurred by the Placement Agent in connection with the Offering; provided, however, that such reimbursement amount shall not in any way limits or impairs the indemnification and contribution provisions of this Agreement. The NAE shall not exceed US$25,000.  The NAE shall be paid on the Closing Date.  The Company shall also reimburse the Lead Placement Agent for accountable expenses, including legal fees, for any Subsequent Offering, which shall be paid on the closing date of such Subsequent Offering.

C. The Placement Agent reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agent's aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

EXECUTION VERSION

SECTION 4.      INDEMNIFICATION.

A. In connection with the Company's engagement of the Placement Agent, the Company hereby agrees to indemnify and hold harmless the Placement Agent. and its affiliates, and the respective controlling persons, directors, officers, members, shareholders, agents and employees of any of the foregoing (collectively the "Indemnified Persons"), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), as incurred, (collectively a "Claim"), that are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company's engagement of the Placement Agent, or (B) otherwise relate to or arise out of the Placement Agent's activities on the Company's behalf under pursuant to this Agreement, and the Company shall reimburse any Indemnified person for all expenses (including the reasonable fees and expenses of counsel) as incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party.  The Company will not, however, be responsible for any Claim that is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim.  The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company's engagement of the Placement Agent except for any Claim incurred by the Company as a result of such Indemnified Person's gross negligence or willful misconduct.

B. The Company further agrees that it will not, without the prior written consent of the Placement Agent, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

C. Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Company in writing of such complaint or of such assertion or institution but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses.  If the Company so elects or is requested by such Indemnified Person, the Company will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the fees and expenses of such counsel.  In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Company, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Company, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel.  Notwithstanding anything herein to the contrary, if the Company fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Company therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof.  In addition, with respect to any Claim in which the Company assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.  Notwithstanding anything herein to the contrary, the Company shall not be responsible for the fees of more than one law firm retained to represent the Indemnified Parties.

EXECUTION VERSION

D. The Company agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason then (whether or not the Placement Agent is the Indemnified Person), the Company and the Placement Agent shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and the Placement Agent on the other, in connection with the Placement Agent's engagement pursuant to this Agreement, subject to the limitation that in no event shall the amount of the Placement Agent's contribution to such Claim exceed the amount of fees actually received by the Placement Agent from the Company pursuant to this Agreement.  The Company hereby agrees that the relative benefits to the Company, on the one hand, and the Placement Agent on the other, with respect to the Placement Agent's engagement shall be deemed to be in the same proportion as (a) the total value paid or proposed to be paid or received by the Company or its stockholders as the case may be, pursuant to the Offering (whether or not consummated) for which the Placement Agent is engaged to render services bears to (b) the fee paid or proposed to be paid to the Placement Agent in connection with this Agreement.

E.  The Company's indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Company is at fault in any way.

SECTION 5.      ENGAGEMENT TERM. The Placement Agent's engagement hereunder will be until the date that is thirty (30) days after the Closing Date of the Offering. The date of termination of this Agreement is referred to herein as the "Termination Date." In the event, however, in the course of the Placement Agent's performance of due diligence it deems, it necessary to terminate the engagement, the Placement Agent may do so prior to the Termination Date. The Company may elect to terminate the engagement hereunder for any reason prior to the Termination Date but will remain responsible for fees pursuant to Section 3 hereof with respect to the Placement Agent Securities if sold in the Offering.  Notwithstanding anything to the contrary contained herein, the provisions concerning the Company's obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained or incorporated by reference herein will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Offering, all fees due to the Placement Agent shall be paid by the Company to the Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to the Placement Agent by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6.      PLACEMENT AGENT INFORMATION. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Offering and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent's prior written consent.

SECTION 7.      NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

EXECUTION VERSION

SECTION 8.      CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Placement Agent Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent:

A. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Securities shall be reasonably satisfactory in all material respects to the Placement Agent.

B. The Placement Agent shall have received from each of U.S. Company Counsel and Canadian Company Counsel such counsels' written opinions with respect to the Securities as contemplated in the Purchase Agreement, addressed to the Placement Agent and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent.

C. The Placement Agent shall have received from the Company a certificate executed by the Chief Financial Officer of the Company, dated as of such date, in form and substance satisfactory to the Placement Agent.

D. The Placement Agent shall have received customary certificates of the Company's executive officers, as to the accuracy of the representations and warranties contained in the Purchase Agreement, and a certificate of the Company's secretary certifying that the Company's charter documents are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company's Board of Directors relating to the Offering are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company.

E. The Placement Agent shall have received from each of the Company's independent registered public accounting firm and former independent registered public accounting firm cold comfort letters containing statements and information of the type customarily included in accountants' comfort letters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Prospectus, and the Prospectus Supplement addressed to the Placement Agent and in form and substance reasonably satisfactory to the Placement Agent, dated as of the Closing Date.

F. The Placement Agent shall have received an executed lock-up agreement from each of the Company's executive officers and directors.

G. The Class B Shares shall be registered under the Exchange Act and, as of the Closing Date, the Company shall have received approval to list or quote all Shares sold in the Offering on the Canadian Securities Exchange ("CSE") and the Nasdaq Capital Market ("Nasdaq") and satisfactory evidence of such filings shall have been provided to the Placement Agent. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Class B Shares under the Exchange Act or delisting or suspending from trading the Class B Shares from the CSE or the Nasdaq, nor will the Company have received any information suggesting that the Commission or the CSE or the Nasdaq is contemplating terminating such registration or listing.

EXECUTION VERSION

H. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Agent Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Agent  Securities or have a materially and adversely affect or potentially and adversely affect the business or operations of the Company.

I. The Company shall have entered into the Purchase Agreement and such agreement shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

J. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent's counsel to make on the Company's behalf, any filing with the FINRA Corporate Financing Department pursuant to applicable FINRA Rules with respect to the Offering and pay all filing fees required in connection therewith.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9.    GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 10.    ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Offering and delivery of the Placement Agent Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

EXECUTION VERSION

SECTION 12. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, on and after the Closing Date, have the right to reference the Offering and the Placement Agent's role in connection therewith in the Placement Agent's marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

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EXECUTION VERSION

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to  the Placement Agent the enclosed copy of this Agreement.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name: Thomas J. Higgins
Title: Managing Director

Address for notice:
590 Madison Avenue 36th Floor New York, New York 10022 Attn: Thomas J. Higgins thiggins@allianceg.com Email: thiggins@allianceg.com

EXECUTION VERSION

Accepted and Agreed to as of

the date first written above:

FSD PHARMA INC.

By:	/s/ Raza Bokhari
Name: Dr. Raza Bokhari
Title: Chief Executive Officer and Executive Co-Chairman

Address for notice:

520 William Street

Cobourg, ON, Canada, K9A 3A5

Email: RBokhari@fsdpharma.com

[Signature Page to Placement Agency Agreement.]